THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED OR HYPOTHECATED UNLESS THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT COVERING SUCH SECURITIES, THE SALE IS MADE IN ACCORDANCE WITH RULE 144 UNDER THE ACT, OR THE COMPANY RECEIVES AN OPINION OF COUNSEL FOR THE HOLDER OF THESE SECURITIES REASONABLY SATISFACTORY TO THE COMPANY STATING THAT SUCH SALE, TRANSFER, ASSIGNMENT OR HYPOTHECATION IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SUCH ACT.

CONVERTIBLE PROMISSORY NOTE

Purchase Price: $[AMOUNT] **Date of Issuance**: [[EFFECTIVE DATE]]

FOR VALUE RECEIVED, Simple Machine LLC, an Arizona limited liability company (the "Company"), hereby promises to pay to the order of [INVESTOR NAME]__________(the "Investor"), the principal sum of the Purchase Price (the "Original Principal Sum"), together with interest thereon from the Date of Issuance. This Convertible Note (the "Note") is one of a series of Notes (notes of such series collectively the "Notes"). Interest shall accrue as defined below. Unless earlier converted, the principal, together with any then unpaid and accrued interest and other amounts payable hereunder, shall be due and payable upon demand by the Company on the eighteen (18) month anniversary of the date of this Note (the "Maturity Date").

The Valuation Cap is $20,000,000.

1.0 Payment.

1.1 Maturity. Subject to the provisions of Section 2 hereof relating to the conversion of this Note, the outstanding Original Principal Sum, together with interest accrued and unpaid to date (as set forth in Section 1.2 below), shall be due and payable, following written demand for payment by the Majority Purchasers, at any time on or after such date (the "Payment Date") that is the earlier of (a) the Maturity Date, (b) that time that is immediately prior to the closing of an Acquisition Event in accordance with Section 1.6 below, and (c) that date upon which the repayment of this Note is accelerated upon an Event of Default pursuant to Section 4 hereof.

1.2 Interest. The principal evidenced by this Note shall accrue simple interest, from the date hereof until such principal is paid or converted as provided in Section 2, on any unpaid principal balance at the rate of ten percent (10%) per annum. Interest shall be calculated on the basis of actual number of days elapsed based on a year of 365 days. Upon the conversion of this Note, accrued but unpaid interest shall either be paid or converted into shares of Conversion Units as set forth in the applicable provisions of Section 2 below. Notwithstanding any provision in this Note, it is the parties' intent not to contract for, charge or receive interest at a rate that is greater than the maximum rate permissible by law that a court of competent jurisdiction shall deem applicable hereto (which under applicable law shall be deemed to be the laws relating to permissible rates of interest on commercial loans). If any interest payment due hereunder is determined to be in excess of the legal maximum rate, then that portion of each interest payment representing an amount in excess of the then legal maximum rate shall instead be deemed a payment of principal and shall be applied against principal.

1.3 Payments; Allocation of Payments. Principal and interest are payable in lawful money of the United States of America. All payments shall be credited first to interest, fees, costs and expenses then due and the remainder to the principal amount of the Obligations.

1.4 Prepayment of the Note. Prior to the Maturity Date, the Company may not prepay this Note without the prior written consent of the Majority Purchasers.

1.5 Potential Acquisition Bonus Payment upon an Acquisition Event. Company shall deliver to the Investor written notice of any Acquisition Event at least twenty (20) days prior to an Acquisition Event. In the event that the Payment Date is the time that is immediately prior to the closing of an Acquisition Event pursuant to Section 1.1(b) above, then, upon the written election of the Investor , in the Investor 's sole discretion, effective as of immediately prior to the consummation of such Acquisition Event, the outstanding Original Principal Sum of this Note, together with all accrued but unpaid interest hereunder, shall either be (a) payable to Investor pursuant to Section 1.1(b) above upon the closing of the Acquisition Event (an "Acquisition Repayment Event") or (b) converted pursuant to Section 2.3 below. Upon an Acquisition Repayment Event, the Company shall pay the Investor (in addition to the payment of the outstanding principal balance of this Note and interest accrued and unpaid to date pursuant to clause (a) above) a lump sum cash payment equal to the product of: (i) Ten Percent (10%) times (ii) the Original Principal Sum (the "Acquisition Bonus Payment").

1.6 Potential Maturity Date Payment. In the event that the Payment Date is the Maturity Date, then, upon the written election of the Majority Purchasers, in their sole discretion, the outstanding Original Principal Sum of this Note, together with all accrued but unpaid interest hereunder, shall either be (a) payable to Investor pursuant to Section 1.1(a) above (the "Maturity Date Repayment Event") or (b) converted pursuant to Section 2.4 below.

2.0 Conversion.

2.1 Automatic Conversion upon a Qualified Financing. Effective upon a Qualified Financing on or before the Maturity Date or any Acquisition Event, the outstanding Original Principal Sum of all of the Notes, together with all accrued but unpaid interest thereunder, shall be automatically converted, in whole and not in part, without any further action on the part of any Investor, into Conversion Units. The Conversion Units to be issued to the Investor upon conversion of this Note pursuant to this Section 2.1 shall equal that number of shares of Qualified Financing Units (rounded to the nearest whole share) equal to the quotient of: (a) the Conversion Amount, divided by (b) the Qualified Financing Conversion Price.

2.2 Optional Conversion upon a Non-Qualified Financing. Effective upon a Non-Qualified Financing, at any time while the Notes are outstanding, at the option of Investor , in Investor 's sole discretion, the outstanding Original Principal Sum of this Note, together with all accrued but unpaid interest hereunder, shall be converted, in whole and not in part, (a) if such Non-Qualified Financing is an equity financing, into that number of shares of Non-Qualified Financing Units (rounded to the nearest whole share) equal to the quotient of: (i) the Conversion Amount, divided by (ii) the Non-Qualified Financing Conversion Price, or (b) if such Non-Qualified Financing is a convertible debt financing, a promissory note in the same form of promissory note issued to the investors in such financing and on the same terms and conditions.

2.3 Conversion upon an Acquisition Event If No Acquisition Repayment Event. In the event that (a) the Payment Date is the time that is immediately prior to the occurrence of an Acquisition Event pursuant to Section 1.1(b) above and (b) the Investor has not elected an Acquisition Repayment Event pursuant to Section 1.5 above, then, effective as of immediately prior to the closing of such Acquisition Event, the outstanding Original Principal Sum of this Note, together with all accrued but unpaid interest hereunder, shall be automatically converted, in whole and not in part, into Conversion Units. The Conversion Units to be issued to the Investor upon conversion of this Note pursuant to this Section 2.3 shall equal that number of Conversion Units (rounded down to the nearest whole unit) equal to the quotient of: (a) the Conversion Amount, divided by (b) the Acquisition Event Conversion Price.

2.4 Optional Conversion on or after the Maturity Date. In the event that (a) the Payment Date is on or after the Maturity Date pursuant to Section 1.1(a) above and (b) the Majority Purchasers have not elected the Maturity Date Repayment Event pursuant to Section 1.6 above, then, at any time on or after the Maturity Date selected by the Majority Purchasers, in their sole discretion, the outstanding Original Principal Sum of all the Notes, together with all accrued but unpaid interest thereunder, shall be automatically converted, in whole and not in part, without any further action on the part of any Investor , into Conversion Units. The Conversion Units to be issued to the Investor upon conversion of this Note pursuant to this Section 2.4 shall equal that number of Conversion Units (rounded down to the nearest whole unit) equal to the quotient of: (a) the Conversion Amount equal to ninety percent (90%) of the most recent fair market value as determined by the board of directors of the Company or independent appraiser for equity compensation purposes, or if no such valuation is available, at **ninety percent (90%)** of the per unit price received by the Company for the most recent issuance of Class A Units prior to the conversion; or (ii) extend the Maturity Date by six (6) month increments until the Note has been converted into equity.

2.5 Delivery of Note Certificates. Upon conversion under this Section 2, this Note will, for all purposes, be deemed to be converted into shares of Conversion Units, at which time this Note shall for all purposes be deemed cancelled and all Obligations shall be deemed paid in full. Upon conversion of this Note pursuant to Section 2.1 or 2.2, Investor hereby agrees to execute and deliver to the Company all transaction documents entered into by other purchasers participating in the Qualified Financing or Non-Qualified Financing, as applicable, including any purchase agreement, any investor rights agreement, any equityholder or voting agreement and other ancillary agreements, with customary representations and warranties and transfer restrictions (including, without limitation, a lock-up agreement in connection with an initial public offering). Upon the conversion of this Note pursuant to this Section 2, the Investor agrees to deliver the original of this Note for cancellation (or a notice to the effect that the original Note has been lost, stolen or destroyed and an agreement acceptable to Company whereby Investor agrees to indemnify Company from any loss incurred by it in connection with this Note) and the Company shall issue and deliver to Investor a certificate or certificates for the number of full Conversion Units to which Investor is entitled.

3.0 Demand; Protest. Company waives demand, protest, notice of protest, notice of default or dishonor, notice of payment and nonpayment, notice of any default, diligence in collection and notices of intention to accelerate maturity, nonpayment at maturity, release, compromise, settlement, extension, or renewal of accounts, documents, instruments, chattel paper, and guarantees at any time held by Investor on which Company may in any way be liable.

4.0 Event of Default. If there shall be any Event of Default hereunder, at the option and upon the declaration of the Majority Purchasers and upon written notice to the Company (which election and notice shall not be required in the case of an Event of Default under Section 4.3), this Note shall accelerate and all principal and accrued but unpaid interest shall become due and payable. The occurrence of any one or more of the following shall constitute an Event of Default:

4.1 Company fails to pay any of the principal amount due under this Note for more than ten (10) days after the date the same becomes due and payable or any accrued interest or other amounts due under this Note for more than ten (10) days after the date the same becomes due and payable;

4.2 Company defaults in its performance of any covenant under this Note and any such failure shall remain uncured or unremedied for a period of thirty (30) days from the occurrence thereof; *provided, however*, with respect to any such failure that is capable of being cured or remedied, but cannot be cured or remedied within such thirty (30) day period after expenditure by the Company of reasonable efforts to effect such cure, the Company shall have an additional reasonable period of time to cure or remedy such failure (not to exceed an additional thirty (30) days);

4.3 Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

4.4 An involuntary petition is filed against Company (unless such petition is dismissed or discharged within sixty (60) days under any bankruptcy statute now or hereafter in effect), or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of Company.

5.0 Definitions. As used herein, the following terms shall have the following meanings:

"Acquisition Event" means the closing of a merger of the Company with or into another entity in which the equityholders of the Company immediately prior to such merger own less than fifty percent (50%) of the voting power of the successor entity (other than any merger effected exclusively to change the domicile or organizational form of the Company or any transaction or series of related transactions primarily for equity financing purposes), (b) a sale by the Company of all or substantially all of its assets or (c) the closing of the Company's first firm commitment underwritten public offering of the Company's equity securities registered under the Securities Act of 1933, as amended.

"Acquisition Event Conversion Price" means a per share price equal to the product of (a) One Hundred Twenty Percent (120%) times (b) the Unit Purchase Price.

"Board" means the Company's Board of Directors.

"Conversion Amount" means, as of any date of determination, the sum of (a) all principal under this Note then outstanding plus (b) all accrued but unpaid interest under this Note as of such date.

"Conversion Units" means the applicable equity of the Company for which this Note is converted into pursuant to Section 2.

"Designated Lead Investor" means the holder of notes with the highest principal amount.

"Major Investor" shall mean an Investor that, together with its affiliates, purchases one or more Notes with an aggregate Purchase Price equal to or exceeding $100,000.

"Majority Purchasers" shall mean members of the Note Group holding a majority in interest of the aggregate Purchase Price of all Notes.

"Note Group" shall mean the holders of all Notes, collectively.

"Non-Qualified Financing" means any equity or debt financing closing after the date hereof in which Company issues capital stock or convertible debt, as applicable, other than pursuant to a Qualified Financing.

"Non-Qualified Financing Conversion Price" means a per share price equal to the product of (a) Ninety Percent (90%) times (b) the per share price paid by the lead investor in the Non-Qualified Financing for shares of Non-Qualified Financing Units.

"Non-Qualified Financing Units" means the units issued by Company in the Non-Qualified Financing.

"Obligations" means all debt, principal, interest, expenses and other amounts owed to Investor by Company pursuant to this Note, whether absolute or contingent, due or to become due, now existing or hereafter arising.

"Qualified Financing" means the first bona fide equity financing closing after the date hereof in which Company issues Units for aggregate gross proceeds of at least Five Million Dollars ($5,000,000.00), not including any amounts of principal and interest converted into such Units under any of the Notes or any other indebtedness converting in such financing, whether in a single or series of multiple-related closings.

"Qualified Financing Conversion Price" means a per share price equal to the product of (a) Ninety Percent (90%) times (b) the per unit price paid by the lead investor in the Qualified Financing for Qualified Financing Units.

"Qualified Financing Units" means the units issued by the Company in the Qualified Financing.

"Unit" means the Company's membership interests.

"Unit Purchase Price" means price per Unit (subject to appropriate adjustment in the event of any recapitalization with respect to the Units).

6.0 Amendment Provisions. This Note and the provisions, rights and obligations hereof, may be amended, waived or modified upon the written consent of the Company and the Majority Purchasers. Any amendment, modification, or waiver effected in accordance with this section shall be binding on each holder of the Notes at the time outstanding (and any securities into which the Notes are convertible), each future holder of the Notes (and any securities into which the Notes are convertible), and the Company.

7.0 Transfer. This Note may only be transferred upon its surrender to the Company for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in a form reasonably satisfactory to the Company. Without limiting the foregoing, a transferee of this Note shall be required to (i) be an accredited investor within the meaning of Regulation D under the Securities Act. Thereupon, this Note shall be reissued to, and registered in the name of, the transferee, or a new Note for like principal amount and interest shall be issued to, and registered in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall be full discharge of the Company's obligation to pay such interest and principal.

8.0 Severability. If any provision of this Note is determined to be invalid, illegal or unenforceable, in whole or in part, the validity, legality and enforceability of any of the remaining provisions or portions of this Note shall not in any way be affected or impaired thereby and this Note shall nevertheless be binding between the Company and Investor.

9.0 Binding Effect. This Note shall be binding upon, and shall inure to the benefit of, the Company and Investor and their respective successors and assigns.

10.0 Notices. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a)upon personal delivery to the party to be notified, (b) when sent by electronic mail or confirmed facsimile if sent during normal business hours of the recipient, if not, then on the next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery. All communications shall be sent to the Company at the address as set forth on the

signature page to this Note or at such other address or electronic mail address as the Company or Investor may designate by ten (10) days advance written notice to the other party hereto.

11.0 No Rights as Equityholder. This Note, as such, shall not entitle Investor to any rights as a equityholder of the Company unless and until such Note is converted into Conversion Units in accordance with the terms hereof.

12.0 Headings and Governing Law. The descriptive headings in this Note are inserted for convenience only and do not constitute a part of this Note. The validity, meaning and effect of this Note shall be determined in accordance with the laws of the State of Arizona, without regard to principles of conflicts of law. THE PARTIES TO THIS NOTE HEREBY WAIVE THEIR RIGHT TO A TRIAL BY JURY WITH RESPECT TO DISPUTES ARISING UNDER THIS NOTE AND CONSENT TO A BENCH TRIAL WITH THE APPROPRIATE JUDGE ACTING AS THE FINDER OF FACT.

13.0 Irrevocable Proxy; SPV Reorganization

If the Investor **is not** a Major Investor, the Investor hereby appoints, and shall appoint in the future upon request, the Designated Lead Investor as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) give and receive notices and communications, (ii) execute any instrument or document that the Designated Lead Investor determines is necessary or appropriate in the exercise of its authority under this instrument and (iii) take all actions necessary or appropriate in the judgment of the Designated Lead Investor for the accomplishment of the foregoing. The proxy and power granted by the Investor are coupled with an interest. Such proxy and power will be irrevocable through and including the date of the final closing of a Qualified Financing, in which case the terms of section (b) will thereafter govern. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding this instrument. The Designated Lead Investor is an intended third-party beneficiary of this section (a) and section (c) and has the right, power and authority to enforce the provisions hereof as though it was a party hereto.

If the Investor **is not** a Major Investor, after the date of the final closing of an Qualified Financing, the Investor hereby appoints, and shall appoint in the future upon request, the then-current Chief Executive Officer of the Company (the "CEO"), as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Units issued pursuant to the terms of this instrument as the holders of a majority of the Units vote, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of the CEO's authority under this instrument and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this section (b) are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding Units issued pursuant to the terms of this instrument. The CEO is an

intended third-party beneficiary of this section (b) and section (c) and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

If the Investor **is not** a Major Investor:

Other than with respect to the gross negligence or willful misconduct of the Designated Lead Investor or the CEO, in his or her capacity as the Investor's true and lawful proxy and attorney (collectively, the "Proxy"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Investor pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Investor otherwise exist against the Proxy. The Investor shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "Proxy Losses") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Investor pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; *provided*, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Proxy (or, in the case of the CEO, the Company) shall reimburse the Investor the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Purchase Price). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Investor or otherwise. The Investor acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

A decision, act, consent or instruction of the Proxy constitutes a decision of the Investor and is final, binding and conclusive upon the Investor. The Company, Members of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Investor. The Company, Members of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

The Investor hereby agrees to take any and all actions determined by the Board in good faith to be advisable to reorganize this instrument and any Units issued pursuant to the terms of this instrument into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Convertible Notes.

*****

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Investment Amount: $AMOUNT

COMPANY:

Simple Machine LLC

Founder Signature

Name: [FOUNDER NAME]

Title: [FOUNDER TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

INVESTOR:

[INVESTOR NAME]

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[ ] Not Accredited